Filed by Huntington Bancshares Incorporated
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6(b)
 of the Securities Exchange Act of 1934

Subject Company: Sky Financial Group, Inc.
(Commission File No. 333-140897)

The following excerpts are from Huntington’s 2007 first quarter earnings conference call on April 19, 2007.

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Tom Hoaglin:	…As you might expect, during the quarter we had considerable focus on the proposed acquisition of Sky Financial Group which was announced last December.

There’s a lot of detailed planning and preparation underway. I’m pleased to report that we remain on track to meet our early third quarter targeted close assuming regulatory and shareholder approvals.

Every day we see evidence that this merger has the potential to be all we had hoped it would be and that it will deliver significant benefits for our shareholders, customers, associates and communities.

We have two main priorities this year - execute our fundamental business game plan, that is deliver good financial results, and integrate Sky customers and associates into Huntington successfully and we are confident that we can accomplish both.

* * *

Don Kimble:
…As noted on the last conference call, until the proposed merger with Sky Financial is approved by shareholders we’re not making share repurchases and made none during the quarter so we have 3.9 million shares remaining under our current authorization. Our capital ratios are very strong and remain well above our long-term targeted range.

* * *

Bob Hughes:
Hey, Don, I was wondering as a follow on to the tax rate question, so I guess call it 26% or so is what you would assume to be the sort of full year effective tax rate for Huntington on a standalone basis. Did I hear that correctly?

Don Kimble:	That’s correct.

Bob Hughes:	Okay and with the addition of Sky we would see that creep up a little bit?

Don Kimble:	Well, what we’d have to do is look at the blended tax rate affecting Sky and Huntington on a combined basis so if Sky’s tax rate is…

Bob Hughes:	A bit higher, yeah.

Don Kimble:	…is higher than ours and so we’ve had some type of a blended impact after that point after the acquisition would be completed, that’s correct.

Bob Hughes:	Okay, great. And can you refresh my memory on when you plan to complete the conversion of Sky? Is that a fourth quarter event?

Tom Hoaglin:
Bob, this is Tom. We haven’t publicly announced the conversion date although I think it’s very logical for you to assume and since we’re targeting the financial close in the early part of the third quarter, that conversions would in all likelihood occur in that quarter albeit later.

Bob Hughes:	Okay. All right, very good, so we should begin to see some cost savings maybe in the fourth quarter post conversion?

Tom Hoaglin:	That’s correct.

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Additional Information About the Huntington and Sky Financial Group Merger and Where to Find It

In connection with the proposed merger of Huntington Bancshares Incorporated and Sky Financial Group, Huntington and Sky Financial will be filing relevant documents concerning the transaction with the Securities and Exchange Commission. On April 19, 2007, Huntington filed Amendment No. 2 to the registration statement on Form S-4 with the Securities and Exchange Commission, which includes a proxy statement/prospectus. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Huntington and Sky Financial, at the Securities and Exchange Commission’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington, Huntington Center, 41 South High Street, Columbus, Ohio 43287, Attention: Investor Relations, 614-480-4060, or Sky Financial, 221 South Church Street, Bowling Green, Ohio, 43402. The final proxy statement/prospectus will be mailed to stockholders of Huntington and Sky Financial.

Stockholders are urged to read the proxy statement/prospectus, and other relevant documents filed with the Securities and Exchange Commission regarding the proposed transaction when they become available, because they will contain important information.

The directors and executive officers of Huntington and Sky Financial and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Huntington’s directors and executive officers is available in its proxy statement included in the registration statement filed with the SEC by Huntington on April 19, 2007. Information regarding Sky Financial’s directors and executive officers is available in its proxy statement filed with the SEC by Sky Financial on February 23, 2006. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.